FORM 11-K


               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549



           [X] ANNUAL REPORT PURSUANT TO SECTION 15(d)
      OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

           For the fiscal year ended December 31, 1993


                               OR


     [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
        SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

  For the transition period from ___________ to _____________.


                  COMMISSION FILE NUMBER 1-5358



                 SUNDSTRAND CORPORATION ROCKFORD
                  FACTORY EMPLOYEE SAVINGS PLAN
                      (Full title of plan)


                     SUNDSTRAND CORPORATION
                      4949 Harrison Avenue
                          P.O. Box 7003
                 Rockford, Illinois  61125-7003
                (Name of issuer of the securities
                held pursuant to the plan and the
           address of its principal executive office)


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   [FINANCIAL STATEMENTS AND EXHIBITS WHICH HAVE BEEN PREPARED
   IN ACCORDANCE WITH THE FINANCIAL REPORTING REQUIREMENTS OF
     ERISA AND INCLUDE THE REPORT AND CONSENT OF INDEPENDENT
        AUDITORS, HAVE BEEN FILED UNDER COVER OF FORM SE]


                      REQUIRED INFORMATION




(a)     Financial Statements                            Page No.
        --------------------                            --------

1.      Report of Independent Auditors (Ernst & Young)      4
        for Sundstrand Corporation Rockford Factory
        Employee Savings Plan for the fiscal years ended December 31, 1993 and 1992

2.      Sundstrand Corporation Rockford Factory             5
        Employee Savings Plan Statements of Net Assets
        Available for Plan Benefits as of December 31,
        1993 and 1992

3.       Sundstrand Corporation Rockford Factory            9
         Employee Savings Plan Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 1993 and 1992

4.       Sundstrand Corporation Rockford Factory           13
         Employee Savings Plan Notes to Financial
         Statements

5.       Sundstrand Corporation Rockford Factory           18
         Employee Savings Plan Schedule of Assets
         Held for Investment

6.       Sundstrand Corporation Rockford Factory           19
         Employee Savings Plan Schedule of Reportable
         Transactions




(b)      Exhibits
         --------

1.       Consent of Independent Auditors (Ernst & Young)   20
         for Sundstrand Corporation Rockford Factory
         Employee Savings Plan


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                            SIGNATURE




           Pursuant to the requirements of the Securities
Exchange Act of 1934, the Administrator of the Sundstrand
Corporation Rockford Factory Employee Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                 SUNDSTRAND CORPORATION
                                 ROCKFORD FACTORY EMPLOYEE
                                 SAVINGS PLAN



                                 By: /s/ James F. Ricketts
                                    -----------------------------
                                    James F. Ricketts
                                    Vice President and Treasurer
                                    for Sundstrand Corporation,
                                    Plan Administrator



Dated:   June 22, 1994


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